XChange TEC.INC

Room 613, No.259, Guoxia Road

Yangpu District, Shanghai, 200433

People’s Republic of China

March 30, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Aisha Adegbuyi and Tonya Aldave

Re:	XChange TEC.INC
Registration Statement on Form F-3
Registration No. 333-290136

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, XChange TEC.INC, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on April 1, 2026, or as soon thereafter as possible on such date.

Once the Registration Statement has been declared effective, please confirm that event with Jeffrey Kennedy of ArentFox Schiff LLP at (312) 258-5526.

Very truly yours,

XChange TEC.INC

By:	/s/ Zhichen Sun
	Name:	Zhichen Sun
	Title:	Chief Executive Officer